SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                          Guaranty Financial Group Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $1.00
                         (Title of Class of Securities)

                                    40108N106
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 7, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
         High River Limited Partnership

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) / /
         (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
         WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
         802,481

8  SHARED VOTING POWER
         0

9  SOLE DISPOSITIVE POWER
         802,481

10 SHARED DISPOSITIVE POWER
         0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         802,481

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.80%

14 TYPE OF REPORTING PERSON
         PN

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
         Hopper Investments LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) / /
         (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
         0

8  SHARED VOTING POWER
         802,481

9  SOLE DISPOSITIVE POWER
         0

10 SHARED DISPOSITIVE POWER
         802,481

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         802,481

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.80%

14 TYPE OF REPORTING PERSON
         OO

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
         Barberry Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) / /
         (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
         0

8  SHARED VOTING POWER
         802,481

9  SOLE DISPOSITIVE POWER
         0

10 SHARED DISPOSITIVE POWER
         802,481

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         802,481

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.80%

14 TYPE OF REPORTING PERSON
         CO

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
         Icahn Partners Master Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) / /
         (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
         WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
         1,095,118

8  SHARED VOTING POWER
         0

9  SOLE DISPOSITIVE POWER
         1,095,118

10 SHARED DISPOSITIVE POWER
         0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,095,118

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.45%

14 TYPE OF REPORTING PERSON
         PN

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
         Icahn Partners Master Fund II LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) / /
         (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
         WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
         296,097

8  SHARED VOTING POWER
         0

9  SOLE DISPOSITIVE POWER
         296,097

10 SHARED DISPOSITIVE POWER
         0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         296,097

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.66%

14 TYPE OF REPORTING PERSON
         PN

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
         Icahn Partners Master Fund III LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) / /
         (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
         WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
         112,302

8  SHARED VOTING POWER
         0

9  SOLE DISPOSITIVE POWER
         112,302

10 SHARED DISPOSITIVE POWER
         0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         112,302

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.25%

14 TYPE OF REPORTING PERSON
         PN

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
         Icahn Offshore LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) / /
         (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
         0

8  SHARED VOTING POWER
         1,503,517

9  SOLE DISPOSITIVE POWER
         0

10 SHARED DISPOSITIVE POWER
         1,503,517

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,503,517

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.37%

14 TYPE OF REPORTING PERSON
         PN

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
         Icahn Partners LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) / /
         (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
         WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
         1,149,495

8  SHARED VOTING POWER
         0

9  SOLE DISPOSITIVE POWER
         1,149,495

10 SHARED DISPOSITIVE POWER
         0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,149,495

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.58%

14 TYPE OF REPORTING PERSON
         PN

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
         Icahn Onshore LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) / /
         (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
         0

8  SHARED VOTING POWER
         1,149,495

9  SOLE DISPOSITIVE POWER
         0

10 SHARED DISPOSITIVE POWER
         1,149,495

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,149,495

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.58%

14 TYPE OF REPORTING PERSON
         PN

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
         Icahn Capital LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) / /
         (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
         WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
         0

8  SHARED VOTING POWER
         2,653,012

9  SOLE DISPOSITIVE POWER
         0

10 SHARED DISPOSITIVE POWER
         2,653,012

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,653,012

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.94%

14 TYPE OF REPORTING PERSON
         PN

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
         IPH GP LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) / /
         (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
         WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
         0

8  SHARED VOTING POWER
         2,653,012

9  SOLE DISPOSITIVE POWER
         0

10 SHARED DISPOSITIVE POWER
         2,653,012

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,653,012

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.94%

14 TYPE OF REPORTING PERSON
         OO

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
         Icahn Enterprises Holdings L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) / /
         (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
         WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
         0

8  SHARED VOTING POWER
         2,653,012

9  SOLE DISPOSITIVE POWER
         0

10 SHARED DISPOSITIVE POWER
         2,653,012

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,653,012

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.94%

14 TYPE OF REPORTING PERSON
         PN

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
         Icahn Enterprises G.P. Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) / /
         (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
         WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
         0

8  SHARED VOTING POWER
         2,653,012

9  SOLE DISPOSITIVE POWER
         0

10 SHARED DISPOSITIVE POWER
         2,653,012

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,653,012

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.94%

14 TYPE OF REPORTING PERSON
         CO

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
         Beckton Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) / /
         (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
         WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
         0

8  SHARED VOTING POWER
         2,653,012

9  SOLE DISPOSITIVE POWER
         0

10 SHARED DISPOSITIVE POWER
         2,653,012

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,653,012

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.94%

14 TYPE OF REPORTING PERSON
         CO

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
         Carl C. Icahn

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) / /
         (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
         0

8  SHARED VOTING POWER
         3,455,493

9  SOLE DISPOSITIVE POWER
         0

10 SHARED DISPOSITIVE POWER
         3,455,493

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,455,493

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.74%

14 TYPE OF REPORTING PERSON
         IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on January 24, 2008 (the "Initial 13D"), by the Reporting Persons with respect to the shares of Common Stock, par value $1.00 (the "Shares"), issued by Guaranty Financial Group Inc. (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4. Purpose of Transaction

     Item 4 of the Initial 13D is hereby amended by adding the following:

     The Reporting Persons entered into an Investment Agreement with the Issuer, dated as of June 7, 2008 (the "Investment Agreement"), under which the Issuer has agreed to sell to the Reporting Persons 1,063,830 million shares of its Series B Mandatory Convertible Perpetual Cumulative Preferred Stock (the "Series B Preferred Stock") for aggregate consideration of approximately $55 million. Additionally, the Reporting Persons entered into a Purchase Agreement with the Issuer and its subsidiary, Guaranty Bank ("Guaranty Bank"), dated June 7, 2008 (the "Purchase Agreement"), under which the Issuer and Guaranty Bank agreed to sell to the Reporting Persons, for an aggregate consideration of $175 million, units (the "Units") consisting of subordinated notes of Guaranty Bank (the "Subordinated Notes") with an aggregate original principal amount of $175 million and 406,000 shares of Series B Preferred Stock.

     Each share of the Series B Preferred Stock will initially be convertible into ten Shares. The conversion price per Share will be subject to a scheduled price reduction of $.50 per Share every six months until stockholder approval of the conversion feature of the Series B Preferred Stock is obtained, subject to a minimum conversion price per share of $3.00. Dividends on the Series B Preferred Stock are cumulative and initially accrue at the rate of 14% per year. The dividend rate will increase 2% every six months following the initial stockholder meeting held to consider approval of the conversion feature of the Series B Preferred Stock (subject to a maximum rate of 18% per year) unless and until stockholder approval is obtained. The Series B Preferred Stock is mandatorily convertible if and when stockholder and regulatory approvals for conversion of the Series B Preferred Stock are received. The Issuer is obligated to call a stockholder meeting to approve the conversion feature of the Series B Preferred Stock as promptly as practicable following closing and the issuance of the Series B Preferred Stock pursuant to the terms of the Investment Agreement. The Reporting Persons are required to vote all of their Shares in favor of the conversion of the Series B Preferred Stock. The Issuer is obligated to register certain securities with the SEC upon a request by the Reporting Persons or certain other holders, and under certain other circumstances.

     The Subordinated Notes will bear interest at an annual rate of 12% and mature on the tenth anniversary of the date of issuance and are callable after the fifth anniversary of the date of issuance. Interest payments on the Subordinated Notes will be due semiannually in arrears on the last business day of each June and December commencing on December 31, 2008.

     The Reporting Persons' and the Issuer's respective obligations to close under the Investment Agreement and the Purchase Agreement are subject to conditions, including obtaining approvals of the United States Department of Treasury Office of Thrift Supervision (the "OTS") for the issuance of the Series B Preferred Stock, and the treatment of the Subordinated Notes as Tier 2 Capital. In connection with the Series B Preferred Stock issuance, the Reporting Persons, as shareholders of the Issuer, intend to conform to the terms of a rebuttal of control agreement that it is anticipated the Reporting Persons and certain affiliated entities thereof will enter into with the OTS prior to the issuance of the Series B Preferred Stock. Under this rebuttal of control agreement, the Reporting Persons will affirmatively disclaim any intention to control the Issuer, and will also commit that they and certain of their affiliates will not, except as allowed by the OTS' rebuttal of control agreement in the form set forth in OTS regulations at 12 CFR ss. 574.100, exercise or attempt to exercise, directly or indirectly, a controlling influence over the management, policies or business operations of the Issuer and will refrain from taking certain specific actions with respect to the business and corporate affairs of the Issuer. The proposed rebuttal agreement would also preclude the Reporting Persons and certain of their affiliates from, among other things, seeking or accepting representation of more than one member of the Issuer's Board of Directors. It is expected that the rebuttal of control agreement with the OTS will be substantially in the form required by OTS regulations at 12 CFR ss. 574.100. If accepted by the OTS, the rebuttal of control agreement will be effective from the date of issuance of the Series B Preferred Stock and is expected to remain in effect so long as the Reporting Persons and any affiliated entities thereof collectively own 10% or more of the Issuer's voting securities.

     In connection with the sale of the Series B Preferred Stock and the Units as described above, the Reporting Persons and the Issuer entered into a letter agreement (the "Letter Agreement"), pursuant to which: (i) the Reporting Persons and the Issuer's Nominating and Governance Committee (the "Committee") are to cooperate and work jointly to identify a qualified candidate that is acceptable to both the Reporting Persons and the Committee to serve as a director of the Issuer; and (ii) the Reporting Persons will have certain pre-emptive rights with regard to the issuance of specified securities by the Issuer for one year following the issuance of the Series B Preferred Stock.

     The above description of the Investment Agreement, the Purchase Agreement, the Subordinated Notes and the Letter Agreement is a summary and does not purport to be a complete description of all of the terms of such agreements, and is qualified in its entirety by reference to the following documents, each of which is filed herewith as an exhibit and incorporated herein in its entirety:
(i) the form of the Certificate of Designations, Preferences and Rights of the Series B Preferred Stock, which is filed herewith as Exhibit 1; (ii) the form of Subordinated Note, which is filed herewith as Exhibit 2; (iii) the Investment Agreement, which is filed herewith as Exhibit 3; (iv) the Purchase Agreement, which is filed herewith as Exhibit 4; and (v) the Letter Agreement, which is filed herewith as Exhibit 5.

Item 5. Interest in Securities of the Issuer

     Item 5(a) of the Initial 13D is hereby amended and restated as follows:

          (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 3,455,493 Shares, representing approximately 7.74% of the Issuer's outstanding Shares (based upon the 44,630,665 Shares stated to be outstanding by the Issuer as of May 31, 2008 in the Investment Agreement).

     Item 5(c) of the Initial 13D is hereby amended and restated as follows:

          (c) Except as described in Item 4, no transactions with respect to Shares were effected during the past sixty (60) days by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Item 6 of the Initial 13D is hereby amended by adding the following:

     The description of the transactions set forth in Item 4 is hereby incorporated by reference into this Item 6.

     On June 11 and 12, 2008, the Reporting Persons terminated certain cash-settled Total Return Swap agreements and entered into new cash-settled Total Return Swap agreements. The new agreements have different reference prices and expiration dates and are otherwise on substantially the same terms as the prior agreements. In addition to the Shares which they beneficially own as shown in Item 5 of the Initial 13D, the Reporting Persons currently have long economic exposure to an aggregate of 1,955,593 Shares through Total Return Swap agreements. These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares referenced by these agreements and, accordingly, the Reporting Persons disclaim any beneficial ownership in the Shares referenced by these agreements.

Item 7.  Material to be Filed as Exhibits

     1 Form of Certificate of Designations, Preferences and Rights of the Series B Preferred Stock (incorporated by reference to Exhibit 3.1 to the Form 8-K filed with the SEC by the Issuer on June 9, 2008)

     2 Form of Subordinated Note (incorporated by reference to Exhibit 4.1 to the Form 8-K filed with the SEC by the Issuer on June 9, 2008)

     3 Investment Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the SEC by the Issuer on June 9, 2008)

     4 Purchase Agreement (incorporated by reference to Exhibit 10.4 to the Form 8-K filed with the SEC by the Issuer on June 9, 2008)

     5 Letter Agreement (incorporated by reference to Exhibit 10.5 to the Form 8-K filed with the SEC by the Issuer on June 9, 2008)

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2008

HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward Mattner
              Title: Authorized Signatory

HOPPER INVESTMENTS LLC
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward Mattner
              Title: Authorized Signatory

BARBERRY CORP.

         By:  /s/ Edward E. Mattner
              ----------------------
              Name: Edward Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN CAPITAL LP
         By: IPH GP LLC, its general partner
         By: Icahn Enterprises Holdings L.P., its sole member
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Chief Financial Officer

IPH GP LLC
         By: Icahn Enterprises Holdings L.P., its sole member
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:  /s/ Andrew Skobe
     ----------------
     Name: Andrew Skobe
     Title: Chief Financial Officer

BECKTON CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN



              [Signature Page of Amendment No. 1 to Schedule 13D -
                         Guaranty Financial Group Inc.]